As filed with the Securities and Exchange Commission on October 6, 2016
Registration No. 333-189891

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 5
to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
COLE CREDIT PROPERTY TRUST V, INC.
(Exact Name of Registrant as Specified in its Governing Instruments)

2325 East Camelback Road
Suite 1100
Phoenix, AZ 85016
(602) 778-8700
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

 Nathan D. DeBacker
Chief Financial Officer and Treasurer
Cole Credit Property Trust V, Inc.
2325 East Camelback Road
Suite 1100
Phoenix, AZ 85016
(602) 778-8700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Lauren Burnham Prevost, Esq.
Heath D. Linsky, Esq.
Seth K. Weiner, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000

 Approximate date of commencement of proposed sale to the public:     This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☑ Registration No. 333-189891

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer ☑	Smaller reporting company	☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE
This Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (Registration No. 333-189891) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed with respect to such Registration Statement.  No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II
Information Not Required in the Prospectus

Item 36.    Financial Statements and Exhibits

(b) Exhibits: The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
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Amendment No. 1 to Amended and Restated Dealer Manager Agreement between Cole Credit Property Trust V, Inc. and Cole Capital Corporation dated October 5, 2016 (Incorporated by reference to Exhibit 10.1 to the company’s Form 8-K (File No. 000-55437), filed October 6, 2016).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing this Post-Effective Amendment No. 5 to its Registration Statement and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 6th day of October, 2016.

COLE CREDIT PROPERTY TRUST V, INC.

By:	/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Glenn J. Rufrano	Chief Executive Officer, President and Director	October 6, 2016
Glenn J. Rufrano	(Principal Executive Officer)

/s/ Nathan D. DeBacker	Chief Financial Officer and Treasurer	October 6, 2016
Nathan D. DeBacker	(Principal Financial Officer)

/s/ Christine T. Brown	Vice President of Accounting	October 6, 2016
Christine T. Brown	(Principal Accounting Officer)

/s/ Marcus E. Bromley	Independent Director and Non-Executive Chairman of the Board of Directors	October 6, 2016
Marcus E. Bromley

/s/ Robert A. Gary, IV	Independent Director	October 6, 2016
Robert A. Gary, IV

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